FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of May 2003


                       Commission File Number 333-13944


                       Mahanagar Telephone Nigam Limited
            ------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                      N/A
                -----------------------------------------------
                (Translation of Registrant's name into English)


                      12th Floor, Jeevan Bharati Tower-1
                             124 Connaught Circus
                               New Delhi 110 001
                                     India
                   ----------------------------------------
                   (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   [X]      Form 40-F ____


   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No _X_

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.



         Attached hereto is a copy of the unaudited financial results under Indian GAAP for the quarter ended March 31, 2003.


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                                                  MAHANAGAR TELEPHONE NIGAM LIMITED
                                                   ( A Govt. of India Enterprise)
                                  UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31.3.2003
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                                                                                                           (Rs. In Million)
                                                            -----------------------------------------------------------------------
      Sl.No.                     Particulars                         Q4                Q4          Cumulative for      Year Ended
                                                                  2002-03            2001-02       the year ended      31.3.2002
                                                                                                     31.3.2003         (Audited)
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
1                 Net Income from Service                               13564.86      13805.31         57837.33       61437.24
2                 Other Income                                            814.29        457.85          2379.60        2483.46
                  Total                                                 14379.15      14263.16         60216.93       63920.70
                  Total Expenditure
                a.Staff Cost                                             3658.19       3509.18         14601.93       14004.89
                b.Admn./Operative Expenditure                             401.79       1932.92          7251.33        9683.82
                c.Licence Fee                                            1136.82       1817.93          5901.16        6652.42
                d.Revenue Sharing                                        4619.37       -886.25         10757.73        7335.09
4                 Interest                                                123.62         10.13           273.10          56.76
5                 Depreciation                                           2463.42       2001.84          8805.53        8164.56
                  Total                                                 12403.21       8385.75         47590.78       45897.54
6                 Profit Before Tax                                      1975.94       5877.41         12626.15       18023.16
7                 Provision for Taxation                                  139.74       1715.65          3651.16        4937.63
8                 Prior period adjustments                                                                               78.76
9                 Net Profit                                             1836.20       4161.76          8974.99       13006.77
10                Paid up equity share capital                                                                            6300
                  Face value of Rs.10/-each.
11                Reserves excluding
                  Revaluation Reserves                                                                                83096.41
12                EPS
                  Basic/Diluted (in Rs.)                                    2.91          6.61            14.25          20.65
13                Aggregate of non-promoter
                  shareholding:-
                a.Number of shares                                                                                   275627260
                b.Percentage of shareholding                                                                            43.75%
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


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                                     UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED

                                                                                                    (Rs. In Million)
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                     PARTICULARS                                   Business Segments              Unallocable    Total
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                                                            Basic Services      Cellular
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
For the quarter ending 31-3-2003
Income from Services                                            13180.36          384.50               0.00    13564.86
Inter Unit Income                                                   0.00            0.00               0.00        0.00
Other Income                                                      586.06            6.79             221.44      814.29
Total:                                                          13766.42          391.29             221.44    14379.15
Segment result before interest/
 extra- ordinary items and Tax                                   2346.35         -359.29             112.50     2099.56
Less: Interest                                                    123.62            0.00               0.00      123.62
Profit before Extra-ordinary
items and Tax                                                    2222.73         -359.29             112.50     1975.94
Less:Prior period items                                             0.00            0.00               0.00        0.00
Profit before tax                                                2222.73         -359.29             112.50     1975.94
Less: Provision for Tax                                             0.00            0.00             139.74      139.74
Profit after tax                                                                                                1836.20
As on 31/3/2003
Segment Assets                                                  99206.79         2388.25           88183.09   189778.13
Segment Liabilities                                             50991.71         1066.07           27657.07    79714.85
Capital Employed                                                48215.08         1322.18           60526.02   110063.28
Segment Depreciation                                             8648.05          151.52               5.96     8805.53


Notes:

       1 The above results have been reviewed by the Audit Committee and taken on record by the Board of Directors in their meeting held on 30.4.2003.

       2 Pending finalisation of interconnection agreement with BSNL, the revenue sharing have been worked out as per formula applicable to others.

       3 Revenue sharing Rs. - 886.25 Million in the corresponding quarter of the previous year is because of excess provision made in the earlier quarters of the previous year. This has resulted in increase in the profit from the average level.

       4 During this quarter the company has written off bad debts for which provision had already been made in the accounts in the previous year i.e. up to 1998 and this has resulted reduction in tax liability.

       5 Previous period figures have been regrouped/rearranged wherever necessary.

                                    For and on behalf of the Board of Directors
Place:  New Delhi                                                 (R.S.P Sinha)
Date:   30.4.2003                                           (Director (Finance)
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Mahanagar Telephone Nigam Limited



                                            By      /s/ R.S.P. Sinha
                                              --------------------------------
                                              Name:   R.S.P. Sinha
                                              Title:  Director (Finance)


Date:  May 6, 2003